FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Regarding the administrative proceeding recorded as “Telefónica de España , Olimpia y Otros s/Diligencia Preliminar,” pending before the Argentine Antitrust Commission, the Company has been notified of the passage of Resolution No. 04/09 wherein the Argentine Antitrust Commission adopted the following resolutions:

SECTION 1.- To order the companies PIRELLI & C. S.p.A., SINTONIA S.p.A. and SINTONIA S.A.,—as “Sellers” – and TELEFÓNICA S.A., ASSICURACIONI GENERALI S.p.A., INTESA SANPAOLO S.p.A., SINTONIA S.A. and MEDIOBANCA S.p.A. – as “Purchasers” -, in light of the agreement executed with PIRELLI & C.S.p.A., SINTONIA S.p.A., and SINTONIA S.A., whereby 100% of the shares of OLIMPIA S.p.A., the principal assets of which are the shares of TELECOM ITALIA S.p.A., were sold and other agreements were executed including contribution to TELCO S.p.A. of other shares of TELECOM ITALIA S.p.A., to comply with the provisions of section 8 of Law No. 25,156, under legal warning, notwithstanding the application of section 9 of the same law for the time elapsed, since the actual execution of the abovementioned transaction until performance of section 8 is made pursuant to this resolution.

SECTION 2.- To clarify that the passing of this resolution does not modify the provisions of Resolution CNCD No. 123 dated December 29, 2008, under the terms of the Whereas clauses of this Resolution.

SECTION 3.- To set forth that until this Commission issues a resolution with respect to the transaction mentioned in section 1 hereof under the terms of Law 25,156, TELEFÓNICA S.A., ASSICURACIONI GENERALI S.p.A., INTESA SANPAOLO S.p.A., SINTONIA S.A. and MEDIOBANCA S.p.A. shall abstain from exercising – directly or indirectly – their political rights as direct or indirect shareholders of TELECOM ITALIA S.p.A., TELCO S.p.A., OLIMPIA S.p.A., TELECOM ITALIA INTERNATIONAL N.V., SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., and TELECOM ARGENTINA S.A., and its controlled companies including those arising from shareholders’ agreements pursuant to the provisions of section 8 of Law 25,156.

SECTION 4.- To order such Directors and members of the Supervisory Committee of SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., and their respective controlled companies with offices in the Republic of Argentina, as appointed by TELECOM ITALIA S.p.A. or TELECOM ITALIA INTERNATIONAL N.V., to abstain from taking any action which may imply a conflict with the provisions of this Resolution.

SECTION 5.- To order SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENTINA S.A., TELECOM PERSONAL S.A., and their respective controlled companies with offices in the Republic of Argentina, to inform all Directors and members of the Supervisory Committee of all such companies of the contents of this Resolution within a term of FIVE (5) days from the passing hereof and to provide evidence of such action within the same period.

SECTION 6.- To serve notice hereof on PIRELLI & C.S.p.A., SINTONIA S.p.A. and SINTONIA S.A., TELEFÓNICA S.A., ASSICURAZIONI GENERALI S.p.A., INTESA SANPAOLO S.p.A., MEDIOBANCA S.p.A., TELECOM ITALIA S.p.A., TELCO S.p.A., OLIMPIA S.p.A., TELECOM ITALIA INTERNATIONAL N.V., SOFORA TELECOMUNICACIONES S.A., NORTEL INVERSORA S.A., TELECOM ARGENETINA S.A., W DE ARGENTINA INVERSIONES S.L., and TELECOM PERSONAL S.A.

SECTION 7.- To issue the customary notification, for informational purposes, to the COMMUNICATIONS SECRETARIAT OF ARGENTINA, the COMISION NACIONAL DE COMUNICACIONES (NATIONAL COMMUNICATIONS COMMISSION), the COMISION NACIONAL DE VALORES (NATIONAL SECURITIES COMMISSION), to the Court of Labor Matters No. 5 of San Isidro, the National Court of First Instance in Commercial Matters No. 16, and to the OMBUDSMAN of Argentina.-

SECTION 8.- To provide for publication of notices under the terms of section 150 of the CPPN if pertinent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: January 15, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager